W. Ron Hinson	Southern Company
Comptroller and	Bin 10137
Chief Accounting Officer	241 Ralph McGill Boulevard NE
Atlanta, Georgia 30308-3374

Tel 404.506.6641
Fax 404.506.4310
wrhinson@southernco.com

November 11, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Mr. H. Christopher Owings
Assistant Director

Re:	The Southern Company
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 7, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 6, 2008
File No. 001-03526

Dear Mr. Owings:

The following is the response of The Southern Company (Southern Company) to the Staff’s follow-up comment, transmitted in a letter from the Staff dated October 27, 2008, to our response letter dated October 14, 2008. We are submitting this letter on behalf of Southern Company, and the terms “we,” “our” and “the Company” in the following response refer to Southern Company. As applicable, Southern Company intends to reflect this response to the Staff’s follow-up comment in all future filings.

Definitive Proxy Statement on Schedule 14A, pages 23-24 and 29

SEC COMMENT:

1. We note your response to our comment number six from our letter dated September 30, 2008. Please confirm in writing that in future filings you will

Securities and Exchange Commission

November 11, 2008

clarify how you calculate the guideline percentage in a footnote or in the discussion that immediately follows your stock options grant table on page 29.

SOUTHERN COMPANY RESPONSE:

In future filings, we will clarify how we calculate the stock option guideline percentage in a footnote or in the discussion that immediately follows the table that depicts the guideline percentage. For reference, that table is shown on page 29 of our 2008 definitive proxy statement.

In connection with the above response to the Commission’s follow-up comment, the Company hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the Form 10-K, Proxy Statement, and Forms 10-Q. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-6641 or to Wayne Boston at (404) 506-0149.

Very truly yours,

/s/ W. Ron Hinson

W. Ron Hinson